

Mail Stop 3030

January 25, 2016

Via E-mail
Mr. Jarrett Gorlin
Chief Executive Officer
MedoveX Corp.
3279 Hardee Avenue
Atlanta, Georgia 30341

> **Re:** **MedoveX Corp.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2014**
> **Filed January 8, 2016**
> **Amendment No. 2 to Form 10-Q for the Quarterly Period Ended**
> **September 30, 2015**
> **Filed January 8, 2016**
> **Amendment No. 1 to Form 8-K dated June 10, 2015**
> **Filed June 12, 2015**
> **File No. 001-36763**

Dear Mr. Gorlin:

We have reviewed your January 8, 2016 response to our comment letter and your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2015 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

1.   We note your response to comment 1 saying that you have revised your disclosure within your filing to indicate that your disclosure controls and procedures were not effective in light of the noted deficiencies. However, your current disclosure still indicates that your

disclosure controls and procedures were effective. Please amend your filing as outlined in your response to disclose that your disclosure controls and procedures were not effective as of December 31, 2014.

2.   In the second paragraph of this section you refer to your conclusion on ICFR as of September 30, 2015. This appears to be a typographical error. Please revise.

Exhibits 32.1 and 32.2

3.   We note that your certifications refer to the Form 10-K/A for the fiscal year ended December 31, 2015. Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2014 that includes the entire filing together with corrected Exhibit 32 certifications that refer to the proper periods.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 1. Financial Statements

Note 5. Acquisitions, page 8

4.   We note your response to comment 4. Please tell us if you are going to amortize this intangible asset and the useful life that you have assigned to it. Refer to the guidance in ASC 350-30-35.

Item 4. Controls and Procedures, page 21

5.   We note that in the amendments filed in response to comment 5 you concluded that your disclosure controls and procedures were effective. Considering your response to comment 1 that your disclosure controls and procedures and your internal controls over financial reporting were not effective as of December 31, 2014, and since we note no changes in your disclosure controls and procedures and your internal control over financial reporting discussed in the filings, please explain to us how you were nonetheless able to conclude that your disclosure controls and procedures were effective as of March 31, June 30, and September 30, 2015, respectively.

Amendment No. 1 to Form 8-K filed June 12, 2015

6.   We note your response to comment 8. As outlined in your response, please amend to include the pro forma financial information required by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-K.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery